UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one)

□ Form C: Offering Statement
□ Form C-U: Progress Update
□ Form C/A: Amendment to Offering Statement
□ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
□ Form C-AR/A: Amendment to Annual Report
□ Form C-TR: Termination of Reporting

Name of issuer
Orthogonal Thinker, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
December 20, 2016

Physical address of issuer
1215 South Kihei Road, #424, Kihei, Hawaii, 96753

Website of issuer
http://OrthogonalThinker.com

Current number of employees
7

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$672,133.00	$245,207.00
Cash & Cash Equivalents	$337,238.00	$156,512.00
Short-term Debt	$51,073.00	$12,885.00
Long-term Debt	$975,168.00	$326,994.00
Accounts Receivable	$0	$0
Revenues/Sales	$147,556.00	$137,597.00
Cost of Goods Sold	$136,886.00	$107,618.00
Taxes Paid	$0	$0
Net Income	- $259,507.00	- $95,117

August 22, 2019

FORM C-AR

Orthogonal Thinker, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Orthogonal Thinker, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (* 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://orthogonalthinker.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (* 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is August 22, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Orthogonal Thinker, Inc. (the "Company" or "Orthogonal") is a Delaware Corporation, formed on December 20, 2016.

The Company is located at 1215 South Kihei Road, #424, Kihei, Hawaii, 96753.

The Company's website is orthogonalthinker.com.

The information available on or through our website is not a part of this Form C-AR.

THE BUSINESS

Orthogonal Thinker, Inc., incorporated in December 2016, is a multidimensional company with a diverse and innovative product line aimed at the advancement of the health and well-being of humankind. The Company operates in the physical and mental wellness industry and focuses on the development, distribution, and marketing of clean-label, whole-plant products and prodrugs. The Company is socially conscious. As such, we only develop or acquire products that benefit people and further our vision. We have developed or acquired, and plan to further develop or acquire, a diverse line of intellectual property in clean-label foods, nutritional alkaloids, and plant-derived prodrugs.

Due to our dynamic financial structure and diverse product line, the Company's shareholders can benefit from the revenues of multiple product offerings from multiple partner companies. Orthogonal's wholly-owned or majority-owned subsidiaries include EI Ventures, Maui Raw, and Orthogonal Capital (the "**Subsidiaries**"). The company's other holdings (the "**Partly-Owned Subsidiaries"** and, together with the Wholly-Owned Subsidiaries, the "**Partner Companies**") include convertible securities and equity ownership in the following entities:

Partly-Owned Subsidiaries		
Convertible Securities (yet to convert into capital stock)		Total Amount
Investment - Wefunder Inc.	Seed B	$3,111.00
Convertible Note - Kassen (Confident Cannabis)	Seed B	$25,000.00

Investment - Solti	Seed	$25,111.00
Investment - AirBnB, Inc.	Secondary	$95,275.00
Investment - Waller Union, Inc. (Meadow)	Seed B	$111,000.00
Waller Union (Meadow)	Seed	$25,000.00
Aquila Services, Inc	Seed	$25,000.00
Wefunder-Orange Fund 2	Seed	$15,000.00
Waller Union (Meadow)	Seed	$35,000.00
Curebit, Inc (Talkable)	Seed	$25,000.00
Invoice ASAP, Inc	Seed	$15,000.00
June Software (TaptoLearn)	Seed	$20,000.00
Quartzy Inc.	Seed	$25,000.00
Betterment LLC	Series B	$16,000.00
RealCrowd Inc	Seed	$10,000.00
Wefunder Convertible Note	Seed	$25,000.00
AdStage, Inc.	Seed	$20,000.00
RideCell, Inc.	Seed	$26,638.00
VidYard	Seed	$25,000.00
Betterment	Series A	$30,000.00
BlockRx	ICO	$25,000.00
Capital Stock		
Christina Seeds, Inc.	30%	
G Randall & Sons, Inc.	11%	
Kitchen Nation, Inc.	6%	
Surya Spa, Inc.	11%	
EI Ventures, Inc.	67%	
Orthogonal Capital, Inc.	100%	
Maui Raw, Inc.	100%	
Boardbrokers HI, Inc.	100%	

Orthogonal does not receive direct revenue from the Partly-Owned Subsidiaries products, except to the same extent as similarly-situated investors in such companies. We may determine to take a more active role (through an investment or otherwise) in any of these companies. As a Company, we plan to focus on three main initiatives (in no particular order or priority): EI Ventures, Maui Raw, and Orthogonal Capital.

RISK FACTORS

RISKS RELATED TO THE COMPANY AND ITS BUSINESS

The company has only recently commenced its planned principal operations.

We have incurred net losses since our inception. To date, we have not generated sufficient revenue to achieve profitability, and we may never achieve or sustain profitability. In addition, we expect to continue to incur net losses for the foreseeable future, and we expect our accumulated deficit to continue to increase as we focus on scaling our business and operations. Our efforts to sustain and grow our business may be more costly than we expect, and we may not be able to increase our revenue sufficiently to offset our higher operating expenses. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders' equity and working capital. Our failure to achieve and sustain profitability in the future would negatively affect our business, financial condition, results of operations, and cash flows, and could cause the market price of our common stock to decline. Orthogonal will only be able to pay dividends on any shares once its directors determine that it is financially able to do so.

The company is an emerging growth company under the JOBS Act.

The Company is an "emerging growth company" as defined in the Jumpstart our Business Startups Act ("**JOBS Act**"). For as long as the Company is an emerging growth company, the Company may take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to other public companies. These exemptions include:

- An exemption from providing an auditor's attestation report on management's assessment of the effectiveness of the Company's systems of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

- An exemption from compliance with any new requirements adopted by the Public Accounting Oversight Board ("**PCAOB**"), requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

- An exemption from compliance with any other new auditing standards adopted by the PCAOB after April 5th, 2012, unless the United States Securities and Exchange Commission ("**SEC**") determines otherwise; and

- Reduced disclosure of executive compensation.

The Company will cease to be an "emerging growth company" upon the earlies of (i) when the Company has $1.0 Billion or more in annual revenues, (ii) when the Company has at least $700 Million in market value of the Company's common stock held by non-affiliates, (iii) when the Company issues more than $1.0 Billion of non-convertible debt over a three-year period, or (iv) the last day of the fiscal year following the fifth anniversary of the Company's Initial Public Offering.

The company may face potential difficulties in obtaining capital.

The Company may have difficulty raising needed capital in the future. The Company is dependent on the revenues from sales of the products and services of Partner Companies. Accordingly, the Company may not be able to raise money as a result of, among other factors, the lack of sales from products or services of Partner Companies, as well as the inherent business risks associated with our company and present and future market conditions. While our company generates revenue, future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and/or conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations or the operations of the Partner Companies, as applicable. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. There is no guarantee that we will be able to raise additional capital, whether through a debt or equity financing, on favorable terms or at all. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

The company's operations are reliant on technology licensed from a related company.

The company's operations are dependent on intellectual property and products of Partner Companies, some of which are under common control, which such relationships are summarized under "Interest of Management and Others in Certain Transactions." Changes in the relationships between the company and the Partner Companies may impact the company's expenses and profitability. Since some of these companies are under common control, the same individuals will have the power to determine how these companies will be operated and managed and will be able to determine, as applicable, the amount of money (whether at market rate, or above or below market rate) it pays to the company.

The company depends on a small management team.

The company depends primarily on the skill and experience of David Nikzad Jason Hobson, Jeff Pasquerella, Christian Sullivan, Andrew Pendrill, Linda Stauss, and Kevin Matthews. If the company is not able to call upon any of these people for any reason, its operations and development could be harmed.

The company is controlled by its officers and directors.

David Nikzad currently holds nearly all of the company's voting stock, and at the conclusion of this offering will continue to hold all of the company's common stock. Investors in this offering will not have the ability to control a vote by the shareholders or the board of directors.

The company has no management with international experience.

The company may need to expand its marketing, investment efforts, and operations beyond North America. Current management has no experience in this area. It may need to hire employees, or retain contractors and advisors, with applicable experience. There is no assurance that such employees, contractors, or other resources, will be available and/or affordable at the point the company seeks such assistance.

RISKS RELATED TO THE COMPANY'S SECURITIES

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of the Company's and Partners Companies' products is highly competitive.

The Company and Partner Companies face competition with respect to any products that we or they may seek to develop or commercialize in the future. These competitors include major companies worldwide. Many of the competitors have significantly greater financial, technical and human resources than the Company and Partner Companies and may have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than we or they are to develop and commercialize products and services. These competitors also compete with the Company and the Partner Companies in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, these competitors may commercialize products more rapidly or effectively than we or they are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our and the Partner Company products.

Partner Companies rely on other companies to provide raw materials.

We and the Partner Companies may depend suppliers and subcontractors to meet contractual obligations to customers and conduct operations. The ability to meet such obligations to customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of products may be adversely impacted if companies to whom we or the Partner Companies delegate manufacture of major components or subsystems for products, or from whom they acquire such items, do not provide raw materials which meet required specifications and perform to their and their customers' expectations. Such suppliers may be less likely than the Partner Companies, as applicable, to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we or the Partner Companies rely on only one or two subcontractors or suppliers for a particular raw material.

Cannabis remains illegal under federal law, and any change in the enforcement priorities of the federal government could render our current and planned future operations unprofitable or even prohibit such operations.

Certain Partner Companies operate in the cannabis industry, which is dependent on state laws and regulations pertaining to such industry; however, under federal law, cannabis remains illegal.

The United States federal government regulates drugs through the Controlled Substances Act (the "**CSA**"), which places controlled substances, including cannabis, on one of five schedules. Cannabis is currently classified as a Schedule I controlled substance, which is viewed as having a high potential for abuse and having no currently accepted medical use in treatment in the United

States. No prescriptions may be written for Schedule I substances, and such substances are subject to production quotas imposed by the United States Drug Enforcement Administration (the "**DEA**"). Because of this, doctors may not prescribe cannabis for medical use under federal law, although they can recommend its use under the First Amendment.

Currently, 33 U.S. states, the District of Columbia and the U.S. territories of Guam and Puerto Rico allow the use of medical cannabis. Voters in the states of Alaska, California, Colorado, Maine, Massachusetts, Michigan, Nevada, Oregon, Vermont, and Washington have approved ballot measures to legalize cannabis for adult recreational use. Such state and territorial laws are in conflict with the federal CSA, which makes cannabis use and possession illegal at the federal level. Because cannabis is a Schedule I controlled substance, however, the development of a legal cannabis industry under the laws of these states is in conflict with the CSA, which makes cannabis use and possession illegal on a national level. The United States Supreme Court has confirmed that the federal government has the right to regulate and criminalize cannabis, including for medical purposes, and that federal law criminalizing the use of cannabis preempts state laws that legalize its use.

In light of such conflict between federal laws and state laws regarding cannabis, the previous administration under President Obama had effectively stated that it was not an efficient use of resources to direct law federal law enforcement agencies to prosecute those lawfully abiding by state-designated laws allowing the use and distribution of medical cannabis. For example, the prior DOJ Deputy Attorney General of the Obama administration, James M. Cole, issued a memorandum (the "**Cole Memo**") to all United States Attorneys providing updated guidance to federal prosecutors concerning cannabis enforcement under the CSA (see "**Business—Government and Industry Regulation—The Cole Memo**"). In addition, the Financial Crimes Enforcement Network ("**FinCEN**") provided guidelines (the "**FinCEN Guidelines**") on February 14, 2014, regarding how financial institutions can provide services to cannabis-related businesses consistent with their Bank Secrecy Act ("**BSA**") obligations (see "**Business—Government and Industry Regulation—FinCEN**").

In 2014, the United States House of Representatives passed an amendment (the "**Rohrabacher-Farr Amendment**") to the Commerce, Justice, Science, and Related Agencies Appropriations Bill, which funds the United States Department of Justice (the "**DOJ**"). The Rohrabacher-Farr Amendment prohibits the DOJ from using funds to prevent states with medical cannabis laws from implementing such laws. In August 2016, a 9th Circuit federal appeals court ruled in *United States v. McIntosh* that the Rohrabacher-Farr Amendment bars the DOJ from spending funds on the prosecution of conduct that is allowed by state medical cannabis laws, provided that such conduct is in strict compliance with applicable state law. In March 2015, bipartisan legislation titled the Compassionate Access, Research Expansion, and Respect States Act (the "**CARERS Act**") was introduced, proposing to allow states to regulate the medical use of cannabis by changing applicable federal law, including by reclassifying cannabis under the Controlled Substances Act to a Schedule II controlled substance and thereby changing the plant from a federally-criminalized substance to one that has recognized medical uses. More recently, legislation introduced in 2019 to reschedule cannabis has included the Marijuana Justice act, the Marijuana Freedom and Opportunity Act, the Regulate Marijuana like Alcohol Act, the Ending Federal Marijuana Prohibition Act, the Marijuana Revenue and Regulation Act, and the Marijuana Opportunity Reinvestment and Expungement Act.

These developments previously were met with a certain amount of optimism in the cannabis industry, but none have yet been adopted. Furthermore, on January 4, 2018, the U.S. Attorney General, Jeff Sessions, issued a written memorandum (the "**Sessions Memo**") to all U.S. Attorneys stating that the Cole Memo was rescinded effectively immediately. In particular, Mr. Sessions stated that "prosecutors should follow the well-established principles that govern all federal prosecutions," which require "federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community." Mr. Sessions went on to state in the memorandum that given the Justice Department's well-established general principles, "previous nationwide guidance specific to marijuana is unnecessary and is rescinded, effective immediately."

It is unclear at this time whether the Sessions Memo indicates that the Trump administration will strongly enforce the federal laws applicable to cannabis or what types of activities will be targeted for enforcement. However, a significant change in the federal government's enforcement policy with respect to current federal laws applicable to cannabis could cause significant financial damage to us and our Partner Companies. While we do not harvest, distribute or sell cannabis, we may be irreparably harmed by a change in enforcement policies of the federal government depending on the nature of such change. As of the date of this prospectus, we have supported Partner Companies that have provided products and services from state-approved cannabis cultivators and dispensary facilities. As a result, we could be deemed to be aiding and abetting illegal activities, a violation of federal law.

Additionally, as we are always assessing potential strategic investments in new businesses, we may in the future also pursue opportunities that include growing and distributing medical or recreational cannabis, should we determine that such activities are in the best interest of the Company and our stockholders. Any such pursuit would involve additional risks with respect to the regulation of cannabis, particularly if the federal government determines to actively enforce all federal laws applicable to cannabis.

Any potential growth in the cannabis industry continues to be subject to new and changing state and local laws and regulations.

Continued development of the cannabis industry is dependent upon continued legislative legalization of cannabis at the state level, and a number of factors could slow or halt progress in this area, even where there is public support for legislative action. Any delay or halt in the passing or implementation of legislation legalizing cannabis use, or its sale and distribution, or the re-criminalization or restriction of cannabis at the state level could negatively impact our business. Additionally, changes in applicable state and local laws or regulations could restrict the products and services we offer or impose additional compliance costs on us or our customers and tenants. Violations of applicable laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. We cannot predict the nature of any future laws, regulations, interpretations or applications, and it is possible that regulations may be enacted in the future that will be materially adverse to our business.

The cannabis industry faces significant opposition, and any negative trends will adversely affect our business operations.

We are substantially dependent on the continued market acceptance, and the proliferation of consumers, of medical and recreational cannabis. We believe that with further legalization, cannabis will become more accepted, resulting in a growth in consumer demand. However, we cannot predict the future growth rate or future market potential, and any negative outlook on the cannabis industry may adversely affect our business operations.

Large, well-funded business sectors may have strong economic reasons to oppose the development of the cannabis industry. For example, medical cannabis may adversely impact the existing market for the current "cannabis pill" sold by mainstream pharmaceutical companies. Should cannabis displace other drugs or products, the medical cannabis industry could face a material threat from the pharmaceutical industry, which is well-funded and possesses a strong and experienced lobby. Any inroads the pharmaceutical, or any other potentially displaced, industry or sector could make in halting or impeding the cannabis industry could have a detrimental impact on our business.

We have a limited operating history in an evolving industry, which makes it difficult to accurately assess our future growth prospects.

Although we believe our management team and the management teams of our Partner Companies have extensive knowledge of the various industries and closely monitor changes in legislation, we also operate in an evolving industry that may not develop as expected. Furthermore, our operations continue to evolve under our business plan as we continually assess new strategic opportunities for our businesses within our industry. Assessing the future prospects of our business is challenging in light of both known and unknown risks and difficulties we may encounter.

Disruptions in the Capital Markets Could Adversely Affect the Company's Ongoing Acquisition Plans

Disruptions in the capital markets as a result of uncertainty, changing or increased regulation, reduced alternative or failures of significant financial institutions could adversely affect the Company's future access to liquidity for the growth of its business. Any disruption could limit the Company's access to capital and raise its cost of capital to the extent available and require the Company to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding of the Company's business needs can be arranged. Such measures could include deferring capital expenditures, dividend payments or other discretionary uses of cash.

We or the Partner Companies may depend on third-party service providers and outsource providers for a variety of services and non-core functions and operations.

We or the Partner Companies may, as applicable, rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we or the Partner Companies were not able to find alternate third-party providers, such an interruption could cause disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our or their ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in the inability to meet customer demand, damage our reputation and customer relationships and adversely affect business.

We or the Partner Companies may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we or the Partner Companies may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We or the Partner Companies may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we or the Partner Companies could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we and the Partner Companies operate may adversely impact the consolidated financial results. Because such declines in demand are difficult to predict, our and the Partner Company products or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our or the Partner Company products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on David Nikzad, and Jason Hobson who are directors of the Board and the officers of the Company. The loss of David Nikzad or Jason Hobson or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain.

Reductions in sales of Partner Company products or services will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of the Partner Company products or services:

- the introduction of competitive products;
- changes in awareness of the social effects of farming and food production;

- changes in consumer perception regarding the healthfulness of Partner Company products;
- the level and effectiveness of Partner Company sales and marketing efforts;
- any unfavorable publicity regarding our or a Partner Company's brand;
- litigation or threats of litigation with respect to products or services;
- the price of Partner Company products or services relative to other competing products or services;
- price increases resulting from rising commodity costs;
- any changes in government policies and practices related to Partner Company products or services, labeling and markets;
- regulatory developments affecting the manufacturing, labeling, marketing or use of Partner Company products or services; and
- new science or research that disputes the healthfulness of Partner Company products or services

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by management. It is not possible to foresee all risks that may affect us or the Partner Companies. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among others, the Risks Factors discussed above.

BUSINESS

Description of the Business

Orthogonal Thinker, Inc., incorporated in December, 2016, is a multidimensional company focused on maintaining and developing a diverse and innovative product line aimed at the advancement of the health and well-being of humankind. The Company's current strategy involves the development or acquisition of intellectual property either through the development of already-existing product lines or the acquisition of small to mid-sized companies that have demonstrated growth potential. Through leadership and strategic planning, Orthogonal Thinker, seeks to optimize its product lines for maximum returns on investments, and increase the overall corporate value for the Company and provide maximum returns to its shareholders.

Business Plan

The Company excels in generating value while mitigating risk through its diversification of its product line as well as diversification in the firm's revenue structure. Orthogonal Thinker, Inc. has an immediate focus on expanding and further diversifying its product portfolio to provide significant returns to its shareholders and to accelerate the Company's ability to reach economies within operations. In order to expand and diversify its product portfolio, the Company intends to use the proceeds from this Offering (and any other offering) to promote three different initiatives—EI Ventures, Maui Raw, and Orthogonal Capital.

History of the Business

Since inception, the company has received revenue from solely owned companies. During 2017 and 2018 the primary revenue stream was generated through wholesale flooring production. Gross sales for 2017 were $137,597 and sales for 2018 were $147,556. Related cost of goods for

2017 were $107,618 and for 2018 were $136,886. The gross profit from those sales was $29,979 for 2017 and $10,670 for 2018.

Competition

Our chief competitors include companies such as Pfizer Inc., Sanofi S.A., Compass Pathways Limited, ATAI Life Sciences AG, Miyoko's Creamery, Kite Hill Foods, Nuts 'n More, Buff Bake, Grenade Carb Killa, and Beyond Meat.

Intellectual Property

The Company does not have any registered intellectual property.

Governmental/Regulatory Approval and Compliance

We believe that we are compliant with all material laws governing the Company.

Litigation

We are not aware of any litigation filed or threatened against the Company.

Other

The Company's principal address is 1215 South Kihei Road, #424, Kihei, Hawaii, 96753. The Company conducts business in Hawaii.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
David Nikzad

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chairman of the Board: January 1, 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chairman of the Company's Board of Directors.

Name
Jason Hobson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director: January 1, 2019 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director of the Company's Board of Directors.

Education
University of California, Hastings College of the Law (1996).

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
David Nikzad

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, President, and Treasurer: January 1, 2019 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Oversees all activities in the company as its most senior employee.

Name
Jason Hobson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director: January 1, 2019 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Oversees all activities in the company as its second most senior employee

Education
University of California, Hastings College of the Law (1996).

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees. These employees are hourly staff.

CAPITALIZATION AND OWNERSHIP

Capitalization

As of the filing date, the Company has issued the following outstanding Securities:

Type of Security	Common Stock
Amount outstanding	3,123,958
Voting Rights	Each share of common stock is entitled to one vote for the election of directors and other matters upon which the stockholders of the Company are entitled to vote.
Type of Security	Convertible Notes
Amount outstanding	$591,515.56
Voting Rights	If the Company raises capital through the sale of preferred stock at a fixed valuation, then each outstanding Convertible Note will convert automatically into shares of the preferred stock. If the Company is sold, owners of Convertible Notes have the right to be paid before owners of the common stock. If the value of the Company grows to more than specified amounts under the notes, then owners of the Convertible Notes will, in effect, have purchased their Convertible Notes at a discount.
Anti-Dilution Rights	No anti-dilution, put or call rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Other securities issued by the Company could affect the Convertible Notes, as follows: The Company could issue securities in the future that have a preferred right to payment, i.e., the owners of those securities would have the right to be paid before the owners of the Convertible Notes. The Company could issue securities in the future that have a higher discount rate for converting into equity securities, or a lower maximum value for the Company. If your Convertible Note is converted into equity securities, you could find yourself "diluted" by a later issue of securities, as described in the Risks of Investing section.
Exemption	Rule 506

Type of Security	**Preferred Stock**
Amount outstanding	91,258
Voting Rights	Owners of Preferred Equity do not have any voting rights
Anti-Dilution Rights	No anti-dilution, put or call rights
Exemption	Rule 506

As of December 31, 2018, we issued the following securities pursuant to Regulation Crowdfunding:

Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
$376,918.00	Working Capital	Nov 28,2018	Regulation CF

The Company's securities offering under Regulation Crowdfunding was still ongoing in 2019 on a registered funding portal. From January 1, 2019 to January 26, 2019, the Company conducted subsequent closings raising an additional $145,950.00. As of the date hereof, the Company has raised a total of $522,898.00 in crowdfunding raises.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
David Nikzad	90.30%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$147,556.00	- $259,106.00	$0

Operations

The Company intends to maintain profitability of operations: Improving efficiency; Increasing sales revenue of Maui Raw products; and expanding marketing efforts. Please review the section entitled "Risk Factors" above.

Liquidity and Capital Resources

In April 2018, the Company started an offering pursuant to Regulation CF, which provided $522,898.00 of capital overall. In 2018, the Company also raised $601,089.00 in convertible notes. The company had over $147,556.00 of revenue in 2018.

Capital Expenditures and Other Obligations

The Company intends to acquire a DEA registered lab. The Company may also have opportunities to purchase additional DEA registered labs, for which the Company may raise additional capital, and/or use a combination of cash on hand plus financing.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned. The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ David Nikzad
By: David Nikzad
Title: CEO

Pursuant to the requirements of Section 4(a)(6) and 4A of the Securities Act of 1993 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ David Nikzad
By: David Nikzad
Title: CEO

August 22, 2019
Date

EXHIBITS

Exhibit A
Audited Financial Statements (2018)

EXHIBITS

Exhibit A
Audited Financial Statements (2017 & 2016)

I, David Nikzad, the President & CEO of Orthogonal Thinker, Inc., hereby certify that the financial statements of Orthogonal Thinker, Inc. and notes thereto for the periods ending December 2018 included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of August 22, 2019.

/s/ David Nikzad
By: David Nikzad
Title: CEO